FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of June 2003.

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation, dated June 4, 2003, of the notice of convocation of 31st Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: June 4, 2003	By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

NOTICE OF THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

June 4, 2003

Dear Shareholder,

You are cordially invited to attend the 31st Ordinary General Meeting of Shareholders, which will be held as described hereunder.

If you are unable to attend the meeting, you may vote on the proposals to be presented by executing your vote in writing. Please review the material that has been provided herein and complete the enclosed ballot, indicating your approval or disapproval of each of the proposals. After affixing your seal to the proxy, please return it to us by Wednesday, June 18, 2003.

Sincerely yours,

Kagemasa Kozuki

Representative Director

KONAMI CORPORATION

4-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo

MEETING AGENDA

1. Date and Time:	10:00 a.m., Thursday, June 19, 2003

2. Location:	The Heian no Ma meeting room on the first floor of the main building of the Hotel Okura, 10-4, Toranomon 2-chome, Minato-ku, Tokyo

3. Agenda

Reports	Business Report, Balance Sheet and Statement of Income for the 31st fiscal year

Proposals

Proposal 1	Acceptance of Proposed Appropriation Plan of Earned Surplus for the 31st fiscal year

Proposal 2	Reduction of Additional Paid-in Capital and Earned Surplus Reserves

A discussion of the major points of this proposal can be found on page 21 of the attached “Reference Materials Concerning the Exercise of Voting Rights.”

Proposal 3	Amendments to the Articles of Incorporation

A discussion of the major points of this proposal can be found on pages 21 to 23 of the attached “Reference Materials Concerning the Exercise of Voting Rights.”

Proposal 4	Election of 8 members to the Board of Directors

Proposal 5	Election of 3 Corporate Auditors

*	If attending the meeting in person, please remember to bring the ballot enclosed with these materials and hand it to the receptionist at the Meeting.

(1) Business Review

Overview

Although the Japanese economy has improved somewhat due to increased exports, individual consumption has been leveling off. Economic concern remains regarding the possibility of a downturn due to the effects of international incidents such as the issues of post-war Iraq situation on world economy and the serious decline of domestic stock prices.

With respect to the entertainment industry in which we operate, sales of PlayStation 2 grew most significantly among the full line-up of next generation video game software platforms. Sales of soccer game software were robust due to the recent soccer boom in Japan. The domestic industry is in a state of transition evidenced by debate regarding the possible lifting of the ban against casino gaming and restructuring within the video game software market.

We entered a new stage by transferring our headquarters to Marunouchi, Tokyo in August 2002 and by listing on the New York Stock Exchange on September 30, 2002. We also celebrated our 30th anniversary on March 19, 2003.

We expanded globally during the year ended March 31, 2003 with video game software such as WORLD SOCCER WINNING ELEVEN 6, a home video game sports software title that reached combined sales of two million copies in Japan and Europe, video game software with cartoon characters such as Yu-Gi-Oh!, music games and a variety of other original products. As a result, the total number of home video games shipped reached 20 million for the second consecutive year. Also, the explosively popular Yu-Gi-Oh! card game was a hit, especially in the U.S. The MICRO iR series high-technology toys gained market share. Sales of candy toys, which have attracted attention for their elaborate figurines, expanded. The amusement arcade game MAH-JONG FIGHT CLUB, which is an e-AMUSMENT product that allows players to compete via an on-line amusement connection, developed well. Gaming machines in overseas markets achieved healthy sales.

As a result, net revenues of the term was ¥130,186 million (105.6%, year-to-year) owing to the contribution made by sales of sports game and action game of the Computer & Video Games segment and card game of the Toy & Hobby segment.

Operating income was ¥11,577 million (104.5%) and ordinary income was ¥13,068 million (110.8%). However, net loss was ¥ 11,284 million (net income of ¥8,675 million in the previous term) due to a realization of extraordinary loss from the sale of shares of Konami Sports Corporation to Konami Sports Life Corporation as part of business restructuring of the Group.

In addition, consolidated net revenues for the year ended March 31, 2003 amounted to ¥253,657 million, which was the highest level recorded since our founding. However, based on the findings of a U.S. independent appraiser, we decided to recognize an impairment loss of ¥47,599 million because the fair value of goodwill and other intangible assets in the Exercise Entertainment segment had declined below the book value. Consequently, consolidated operating loss, consolidated net loss before income taxes and consolidated net loss were ¥21,870 million, ¥22,096 million and ¥28,519 million, respectively.

Performance by business segment

The Computer & Video Games segment, taking advantage of the soccer boom in Japan, marked a new record with combined sales of over 1.8 million copies of WORLD SOCCER WINNING ELEVEN 6 and WORLD SOCCER WINNING ELEVEN 6: Final Evolution for the PlayStation 2. The JIKKYO POWERFULPROYAKYU series, our popular baseball game product, maintained stable sales. JIKKYO POWERFULPROYAKYU 9 for the PlayStation 2 and the Game Cube sold 570,000 copies. JIKKYO POWERFULPROYAKYU 9 KETTEIBAN for the PlayStation 2 and the Game Cube sold 180,000 copies. As for our tennis games, THE PRINCE OF TENNIS, a popular character from Shonen Jump (a Japanese weekly comic book for boys), THE PRINCE OF TENNIS: GENIUS BOYS ACADEMY and four other titles for the GameBoy Advance and THE PRINCE OF TENNIS: Sweat and Tears and three other titles for the PlayStation were released and sold over 600,000 copies altogether. A conference called “Seishun-Gakuen-Teikyu-Sai 2003” where fans of THE PRINCE OF TENNIS gathered in Ariake Tennis no Mori in the end of March contributed greatly to its regaining popularity.

In the overseas markets, Pro Evolution Soccer 2 for the PlayStation 2 recorded one million sales in Europe battling for the best soccer game status in Europe. As a result of maximized synergies with the TV program and the trading card game, Yu-Gi-Oh! THE ETERNAL DUELIST SOUL for the GameBoy Advance, Yu-Gi-Oh! FORBIDDEN MEMORIES for the PlayStation, and Yu-Gi-Oh! Dark Duel Stories for GameBoy Color, each of which recorded million sales, resulting in the sales for the Yu-Gi-Oh! series as a whole reached 4.6 million copies. As a result, net revenues of the business segment was ¥64,291 million (92.3%). And, consolidated revenues of the Computer & Video Games segment were ¥87,476 million (97.1% of consolidated revenues for the year ended March 31, 2002).

The Toy & Hobby segment maintained solid card game sales with products such as the Yu-Gi-Oh! Official Card Game series and THE PRINCE OF TENNIS trading card game. In particular, the Yu-Gi-Oh! series for the U.S. released during the end of the previous fiscal year recorded better-than-expected sales growth and acquired an overwhelming share of the market during the Christmas season. The Yu-Gi-Oh! card game has been sold in Europe since the end of the previous fiscal year and is contributing to the global expansion of the product. A new series of the Yu-Gi-Oh! card game also maintained high levels of sales in Japan. As to other hobby products, DigiQ Train, Combat DigiQ, and DigiQ Formula, which are new MICRO iR series products, also achieved robust sales. Candy toys, which enjoy popularity for their high quality figures, especially the SF Movie Selection: Thunderbirds series and the MIZUSHIMA SHINJI CHARACTERS YAKYUGUNZOU consistently achieved more than a million sales, which gave them a dominant position in the market. As a result, net revenues of the business segment was ¥39,125 million (177.6%). And, consolidated revenues of the Toy & Hobby segment were ¥ 45,948 million (179.5% of consolidated revenues for the year ended March 31, 2002).

The Amusement segment maintained favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection. We expanded the line-up of simulation games that can be played by more than one person such as WORLD COMBAT, a gun shooting game, as well as music simulation games such as pop’n music, GUITAR FREAKS and drummania. These products maintained strong sales.

Token-operated products that continue to be popular such as GI-WINNING SIRE and GI-TURFWILD, the latest large-scale token-operated horse racing games in the GI series which has a realistic “right there in the midst of it” feel, FORTUNE ORB, a large-sized “penny-falls” game machine, popular for its entertaining stage effects, and Oval Arena, new large-scale token-operated bingo game machine with a player match-up function, also contributed the favorable sales.

The LCD unit business’s results declined relative to the previous year because sales to main customers were affected by the World Cup Soccer tournament. We plan to introduce differentiated and attractive products in the future. As a result, net revenues of the business segment was ¥26,024 million (85.0%). And, consolidated revenues of the Amusement segment were ¥34,305 million (90.5% of consolidated revenues for the year ended March 31, 2002).

The Gaming segment acquired gaming licenses from 18 states in the U.S. and the installed base of video slot machines has been increasing in line with a more diverse line up of products. As a result, sales of our products are improving steadily in Nevada and the mid-west region of the U.S. We released a new gaming machine in February 2003 called ReNeA, which creates an innovative experience by combining stepper reels with a video image. The combination of WILD FIRE, a standalone progressive game, with existing gaming contents has been well received in Australia. We have acquired gaming licenses in all Australian states, and sales in New South Wales, Queensland and Victoria were especially strong. As a result, net revenues of the business segment was ¥744 million (80.2%). And, consolidated revenues of the Gaming segment were ¥ 8,215 million (268.2% of consolidated revenues for the year ended March 31, 2002).

The Exercise Entertainment segment of Konami Sports Corporation worked to expand its network of fitness clubs by opening 16 facilities including Oyama (Tokyo), Yachiyodai (Chiba) Moriguchi (Osaka), Nishi-funabashi (Chiba) and other facilities operated by third parties. On March 24, 2003, Konami Sports Corporation acquired all of the outstanding shares of the NISSAY ATHLETICS COMPANY, which became a wholly-owned subsidiary thereby adding five new directly-managed club facilities. Konami Sports Corporation merged with the acquired company on May 1, 2003. Konami Sports Corporation also worked to improve customer satisfaction by moving six existing club facilities to better locations in the same neighborhood or by acquiring facilities that had been operated by other companies.

As for product branding activities, Konami Sports Corporation integrated Freizeit and Sele clubs into the Eg-zas brand on April 1, 2002, and introduced a new “Undo-Jyuku” on October 1, 2002 to strengthen brand recognition and provide more sophisticated facility services, aiming to improve the retention rate of current customers. In a move to improve customer convenience, Konami Sports Corporation introduced new services and product such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. Konami Sports Corporation also launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health-related information.

We released home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

As a result, consolidated revenues of the Exercise Entertainment segment were ¥78,525 million (119.6% of consolidated revenues for the year ended March 31, 2002).

Capital Investment and Financing

Capital investment during the term was ¥2,135 million. This comprise mainly expenses for production-related equipment and internal IT system.

The financing needs including those for the above capital investment were fulfilled with cash in banks and net cash inflow from the operating activities. However, the Company lent ¥3 billion to Konami Real Estate, Inc. (a subsidiary) for the acquisition of real estate properties, financed through a bank loan. We will secure a necessary liquidity to cover the financing needs for the upcoming activities such as M&A and strategic business associations, as well as enhance the solid financial base of entire Group in the most appropriate manner.

Company Priorities

Consumers are becoming more and more diversified in their tastes for, and selective about, “entertainment”, while fields within the entertainment industry such as games, toys, movies, music, sports, education, publishing and communications are increasingly merging and overlapping. In such an environment, competition among companies has intensified and so we believe that an innovative and diversified corporate strategy and further reinforcement of the corporate structure supporting such a strategy are required for a company to maintain its capacity to continue to grow.

To enhance our brand value, we have developed a new logo as the symbol for a new image branding initiative that we are promoting under the tagline “Bikkuri (Be Creative)”, which indicates our core competence of “creativity”. Our goal is to create products that will add more surprise and emotion to consumer’s lives. At the same time, we are committed to increasing our production, marketing and financial resources.

Trends in Operating Results and Assets

	Years ended March 31
	1999	2000	2001	2002	2003
Net revenues (millions of yen)	¥100,779	¥130,124	¥148,470	¥123,283	¥130,186
Net income(loss) (millions of yen)	5,006	16,236	18,042	8,675	(11,284)
Net income(loss) per share (yen)	141.15	290.26	158.12	67.96	(92.82)
Total assets (millions of yen)	103,527	120,859	201,090	208,896	186,668
Total shareholders’ equity (millions of yen)	51,705	71,154	146,309	132,573	105,107

Note : Amounts in (    ) indicate net loss and net loss per share

Corporate Data

(As of March 31, 2003)

(1) Principal Business

The Company’s principal business and principal products are listed below.

Computer & Video Games Business:

Software for PlayStation 2

Software for GAME BOY ADVANCE

Software for Xbox

Software for NINTENDO GAMECUBE

Software for downloads by cellular phone

Procurement and distribution of consumer-use game software produced by other companies

Toy & Hobby Business:

Card games

Character goods

Toys and candy

Electronic toys

Amusement Business:

Video game machines for arcades

Music-simulation game machines

Token-operated game machines for arcades

“Excer-tainment” machines

Gaming Business:

Video slot machines for casinos and components for the manufacture of video slot machines

(2) Main Offices

Headquarters (Tokyo)	Chiyoda-ku, Tokyo
Computer & Video Games Business	Chiyoda-ku, Tokyo
Toy & Hobby Business	Shibuya-ku, Tokyo
Amusement Business	Sinjuku-ku, Tokyo
Gaming Business	Zama-shi, Kanagawa
Zama Office	Zama-shi, Kanagawa
Kobe Office	Nishi-ku, Kobe-shi, Hyogo
Kyobashi Office (As reference)	Chuo-ku, Tokyo

Roppongi Office	From April 2003 (Computer & Video Games Business and Amusement Business)

(3) Status of Shares

1. Number of shares authorized	450,000,000
2. Number of shares issued	128,737,566
3. Number of shareholders	51,010
4. The ten largest shareholders

	Shareholders’ Investment in the Company		The Company’s Investment in Major Shareholders
	Number of Shares	Percentage of Total	Number of Shares	Percentage of Total
	(thousands)	(%)	(thousands)	(%)
Kozuki Holding B.V.	13,530	11.23	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	9,487	7.87	—	—
Kozuki Capital Corporation	7,000	5.81	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	6,959	5.77	—	—
KOZUKI FOUNDATION FOR ADVANCED INFORMATION TECHNOLOGY	5,880	4.88	—	—
Sumitomo Mitsui Banking Corporation	4,584	3.80	—	—
KOZUKI FOUNDATION FOR SPORTS AND ATHLETES	4,120	3.42	—	—
KOZUKI FOUNDATION FOR HIGHER EDUCATION	3,194	2.65	—	—
UFJ Trust & Banking Co., Ltd. (Trust Account A)	2,533	2.10	—	—
LEHMAN BROTHERS JAPAN INC.	1,752	1.45	—	—

KONAMI CORPORATION holds 8,253,000 shares of treasury stock.

(4) Acquisition, Disposition, Sales, and Holdings of Treasury Stocks

1. Acquisition of shares

1) Acquisition on the basis of Article 3 of the old “Law concerning Special Exceptions of the Commercial Code of Japan with respect to the Procedures for the Cancellation of Shares.”

	Common stock	1,989,900 shares
	Amount of shares acquired	¥5,134 million

Acquisitionbased on Article 210, Section 1 of the Commercial Code

	Common stock	2,000,000 shares
	Amount of shares acquired	¥5,509 million

2) Acquisition through the purchase of shares in numbers less than the basic trading unit (including trading units as defined under the 1982 amendment to the Commercial Code).

	Common stock	5,540 shares
	Amount of shares acquired	¥15 million

2. Disposition of share	Not applicable

3. Holdings as of the end of current fiscal year	Common stock	8,253,191 shares

(5) Employees

	Number of Employees	Change from End of Previous Term	Average Age (years)	Average Length of Service (years)
Male	690	(82)	31.5	4.9
Female	153	(26)	28.4	3.8
Total or average	843	(108)	30.9	4.6

Note:	The number of employees described above does not include employees serving concurrently as directors or, contract or temporary employees.

(For reference)

Number of employees on a consolidated basis : 4,313

(6) Group Status

1.	Major subsidiaries

	Company	Capital		Voting Rights Percentage	Major Businesses

	Konami Marketing Japan, Inc.		¥1,062 million	100.0	Domestic sales of products

	Konami Sports Corporation		¥5,040 million	(58.5 58.5)	Operation of health and fitness clubs facilities

	Konami Computer Entertainment Osaka, Inc.		¥1,213 million	65.9	Research & development and production of consumer-use software

	Konami Computer Entertainment Tokyo, Inc.		¥2,323 million	63.9	Research & development and production of consumer-use software

	Konami Computer Entertainment Japan, Inc.		¥3,366 million	63.5	Research & development and production of consumer-use software

	Konami Computer Entertainment Studios, Inc.		¥300 million	(100.0 100.0)	Research & development and production of consumer-use software

	Konami Mobile & Online, Inc.		¥300 million	100.0	Production and distribution of game content for mobile devices

	Konami Sports Life Corporation		¥15,050 million	100.0	Sales and maintenance of fitness equipment

	Konami Music Entertainment, Inc.		¥60 million	100.0	Music production and publishing

	Konami Career Management, Inc.		¥60 million	100.0	Temporary agency

	Konami Service, Inc.		¥100 million	100.0	Transport, repair and maintenance of game machines

*1	Konami School, Inc.		¥160 million	100.0	Fostering and training of digital creators

*2	Konami Real Estate, Inc.		¥480 million	100.0	Real estate leasing and management

	Konami of America, Inc.	US$	21,500 thousand	(100.0 100.0)	Consumer use software sales in North America

	Konami Gaming, Inc.	US$	1,700 thousand	(100.0 100.0)	Production and sale of gaming machines in U.S.A.

	Konami of Europe GmbH	Eur	5,113 thousand	(100.0 100.0)	Consumer use software sales in Europe

*3	Konami Marketing Europe Ltd.	Stg. £	4,000 thousand	(100.0 100.0)	Sale of products for amusement facilities in Europe

	Konami Marketing (Asia) Ltd.	HK$	19,500 thousand	100.0	Sales in Asia

	Konami Australia Pty Ltd.	A$	3,000 thousand	100.0	Production and sale of gaming machines in Australia

Voting Rights shown in parentheses are the indirect ownership percentage, and are included in the percentage indicated in the second line.

Notes:	1.	The corporate name of Konami Computer Entertainment School, Inc. was changed to Konami School, Inc. on May 1, 2002.

	2.	The corporate name of Konami Capital, Inc. was changed to Konami Real Estate, Inc. on February 1, 2003.

	3.	The corporate name of Konami Amusement of Europe Ltd. was changed to Konami Marketing Europe Ltd. on January 13, 2003.

2.	New developments in corporate consolidation

1)	Konami Marketing Japan, Inc. merged with Konami Style .com Japan, Inc. and Konami Amusement Operation, Inc. to improve the efficiency of their operations on August 1, 2002.

2)	To enhance operating efficiencies, Konami Sports Corporation absorbed the operations of Konami Olympic Sports Club Corporation on October 1, 2002 and of Konami Sports Plaza, Inc. on January 1, 2003.

3)	The Company took over the financial service business, such as arrangement of intercompany loans, of its wholly-owned subsidiary Konami Capital, Inc. by acquisition following a corporate split on February 1, 2003. Konami Capital, Inc. now concentrates on its real estate management business.

4)	Konami Computer Entertainment School, Inc. merged with Roppongi Monitoring Center, Inc. on May 1, 2002 for the purpose of improving the efficiency of their operations and changed its company name to Konami School, Inc.

5)	The Company took over the debugging business of Konami School, Inc. by acquisition following a corporate split on January 1, 2003.

3.	Consolidated results

The Company consolidates 28 companies, including the 19 important subsidiaries noted above. It applies the equity method to 3 companies. Consolidated revenues in the current fiscal year totaled ¥253,657 million, and consolidated net loss for the term was ¥28,519 million.

(7) Lenders, Loans and Shares Held by Lenders

		Number of shares of the Company owned by the lender
Lender	Amount of loan	Number of Shares	Percentage of Total
	(millions of yen)	(thousands)	(%)
Konami Marketing Japan, Inc.	¥6,463	—	—
Sumitomo Mitsui Banking Corporation	¥3,000	4,584	3.80
KPE, Inc.	¥908	—	—
Konami Mobile & Online, Inc.	¥486	—	—

(8) Directors and Corporate Auditors

Position	Name	Areas of responsibility and primary duties
Representative Director	Kagemasa Kozuki	Chairman of the Board and CEO

Representative Director	Kagehiko Kozuki	Vice Chairman

Representative Director	Noriaki Yamaguchi	Executive Corporate Officer, Vice President and CFO

Director	Toshiro Tateno	Executive Corporate Officer, (Corporate Planning Division)

Director	Hidetoshi Inatomi	Corporate Officer, Vice President, Konami Sports Corporation

Director	Tomokazu Godai	President, Maya Tec Co., Ltd.

Director	Takuya Iwasaki	(Former President & Director, Nikko Securities Co., Ltd.*) *Now Nikko Cordial Securities, Inc.

Director	Satoshi Akagi	Director, KOZUKI FOUNDATION FOR ADVANCED INFORMATION TECHNOLOGY (Former Assistant Division Chief, Hyogo Prefectural Board of Education)

Director	Hiroyuki Mizuno	Vice President, Kochi University of Technology (Former Vice President, Matsushita Electric Industrial Co., Ltd.)

Standing Corporate Auditor	Noboru Onuma	(Former Director, Sakura Bank Co., Ltd.*) *Now Sumitomo Mitsui Banking Corporation

Standing Corporate Auditor	Tetsuro Yamamoto	(Former Director, Bank of Tokyo-Mitsubishi, Ltd.)

Corporate Auditor	Minoru Nagaoka	President, Capital Markets Research Institute (Former Administrative Vice Minister for Finance, Ministry of Finance; former Commissioner, National Public Safety Commission)

Corporate Auditor	Masataka Imaizumi	Chairman, Zenkoku Keiyukai Rengokai (Former Superintendent-General of the Metropolitan Police Department)

Note 1:	Board members Tomokazu Godai, Takuya Iwasaki, Satoshi Akagi and Hiroyuki Mizuno are external directors as defined under Article 188, Section 2-7-2 of the Commercial Code.

Note 2:

Corporate auditors Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are external corporate auditors as defined under Article 18, Section 1 of the “Law Concerning Special Measures under the Commercial Code with respect to Audits, etc. of Corporations (Kabushiki Kaisha).”

(9) Issuance of stock options

1)	Number of stock options issued: 17,879 (each option corresponding to 100 shares)

2)	Type and number of shares subject to stock options: Common stock; 1,787,900 shares

3)	Value of stock options issued: Issued without consideration

4)	Amount to be paid in per share upon the exercise of the options: ¥3,640

5)	Period for the valid exercise of stock options: July 1, 2004 to June 30, 2007

6)	Conditions placed upon the exercise of options: As stipulated under the “Agreement Regarding Allotment of Stock Options.”

7)	Reasons for and conditions affecting the cancellation of stock options: Konami Corporation may cancel, without consideration, any unexercised stock options that it acquires and holds.

8)	Preferential conditions of issuance: Konami Corporation has issued stock options to its directors and employees, and to the directors and employees of its subsidiaries, at no cost to the recipients.

9)	List of recipients of stock options and the number of rights received

Directors of KONAMI CORPORATION
Name	Number of stock acquisition rights
Kagemasa Kozuki	2,000
Kagehiko Kozuki	500
Noriaki Yamaguchi	500
Toshiro Tateno	500
Hidetoshi Inatomi	200
Tomokazu Godai	100
Takuya Iwasaki	100
Satoshi Akagi	100
Hiroyuki Mizuno	100

Corporate executive officers and employees of KONAMI CORPORATION (including its subsidiaries)—(top 10 recipients)
Name	Number of stock acquisition rights
Kazumi Kitaue	500
Akihiko Nagata	500
Fumiaki Tanaka	500
Shuji Kido	500
Seiji Ito	500
Shinichi Furukawa	300
Seiichi Ishigaki	200
Hiroo Ogino	200
Kimihiko Higashio	200
Toshiaki Nakagawa	140

Directors of the subsidiaries of KONAMI CORPORATION
Name	Number of stock acquisition rights
Satoshi Sakamoto	500
Daniel Gladstone	300

3. Important Events Following the End of the Fiscal Year

None

Balance Sheet

(As of March 31, 2003)

(Millions of yen)
ASSETS:
Current assets	¥104,806
Cash and deposits in banks	31,976
Trade notes receivable	37
Trade accounts receivable	30,068
Finished products	2,008
Raw materials and supplies	1,000
Work in process	2,409
Advances paid	3,144
Prepaid expenses	1,590
Short-term loans receivable	12,797
Deferred tax asset	12,099
Other accounts receivable	5,599
Refundable income taxes	1,789
Advances received	534
Other	158
Allowance for bad debts	(407)

Fixed assets	¥81,862
Tangible fixed assets	8,991
Buildings	4,379
Structures	88
Machinery	0
Transportation equipment	10
Tools and fixtures	1,023
Land	3,488
Intangible fixed assets	1,407
In-house software	1,379
Other	27
Investments and other assets	71,463
Investment securities	13,572
Investments in subsidiaries and affiliates	52,646
Receivables from customers in bankruptcy proceedings	73
Long-term prepaid expenses	11
Lease deposits	2,386
Deferred tax assets	2,801
Other	44
Allowance for bad debts	(73)

Total assets	¥186,668

LIABILITIES:
Current liabilities	¥33,667
Trade notes payable	6,091
Trade accounts payable	10,217
Other accounts payable	1,617
Short-term borrowings	11,852
Accrued expenses	3,518
Income taxes payable	15
Deposits	188
Other	165

Long-term liabilities	47,893
Straight bonds	45,000
Liability for directors’ retirement benefits	1,353
Allowance for loss incurred by subsidiaries	1,430
Long-term deposits received	110
Total liabilities	81,560

SHAREHOLDERS’ EQUITY:	¥105,107
Common stock	47,398

Capital surplus	47,106
Additional paid-in capital	47,106
Retained earnings	36,265
Earned surplus reserve	2,163
Voluntary reserve	44,301
Reserve for deferred gain on sale of fixed asset	207
General reserve	44,094
Unappropriated retained earnings (11,284)	10,200
Treasury stock	(25,662)

Total liabilities and shareholders’ equity	¥186,668

Statement of Income

(Year ended March 31, 2003)

		(Millions of yen)
I	Net revenues	¥130,186

II	Costs and expenses	118,608
	Cost of revenues	101,304
	Selling, general and administrative expenses	17,303

	Operating income	11,577

III	Non-operating income	2,843
	Interest and dividend income	2,359
	Other	483

IV	Non-operating expenses	1,352
	Interest expense	6
	Bond interest expense	400
	Foreign exchange losses	25
	Related expenses for NYSE listing	284
	Other	635

	Ordinary income	13,068

V	Extraordinary income	5,742
	Gain on sale of investment in subsidiaries	1,769
	Gain on transfer of a business	3,972

VI	Extraordinary losses	39,401
	Loss on sale or disposal of fixed assets	169
	Valuation loss of investments in securities	115
	Loss on sale of investments in subsidiaries	39,010
	Valuation loss of investments in subsidiaries	106

Income (loss) before income taxes		(20,590)
Income, inhabitant and enterprise taxes		15
Deferred income taxes		(9,321)
Net income(Loss)		(11,284)

Unappropriated retained earnings at beginning of year		3,042
Interim cash dividends		2,289
Following a corporate split		331
Unappropriated Earned Surplus		¥(10,200)

Summary of Significant Accounting Policies

1.	Methods and standards for the valuation of assets

(1)	Marketable and Investment Securities

Securities in subsidiaries and affiliated companies are stated at cost based on the moving average method.

Other marketable securities—quoted securities apply the market value method based on market value, etc. on the day of the settlement of accounts (all differences arising from valuations are credited directly to the shareholders’ equity account; the Company uses the moving average method to calculate the basis for securities sold)

Other investment securities—unquoted securities are stated at cost based on the moving average method.

(2)	Derivatives

Stated at fair value.

(3)	Inventories

Finished products and raw materials are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

2.	Depreciation methods

Tangible fixed assets are depreciated mainly using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3.	Accounting standards for material reserves

(1)	Allowance for bad debts

Generally, allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by respective judgment.

(2)	Allowance for retirement benefits (Prepaid pension expense)

Provided based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Unrecognized net transition asset of ¥81 million is credited to expense over 13 years on a straight-line basis. Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.

(3)	Liability for directors’ retirement benefits

Reserved as per Article 287, Section 2 of the Commercial Code to provide for the payment of special retirement allowances to directors. The amount is calculated based on the amount to be paid at the end of the term as per internal regulations.

(4)	Allowance for loss incurred by a subsidiary

Reserved as per Article 287, Section 2 of the Commercial Code to provide for losses incurred at subsidiaries. The amount is the expected loss amount, calculated based on the financial condition of each subsidiary.

4.	Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5.	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

Changes in Method of Presentation

“Other accounts receivable” at March 31, 2003 is separately stated in the balance sheet although it had been included in “Other” in the previous year (¥236 million at March 31, 2002).

Changes in Accounting Policies

1. Per share information

In the year ended March 2003, the Company began applying ASBJ 2, “Financial Standards Relating to Net Earnings Per Share,” and ASBJ Interpretation 4, “Guidelines for Applying Financial Standards Relating to Net Earnings Per Share” to its calculations of net income. The impact of this change was insignificant.

2. Standards relating to treasury stock and to the reversal of legal reserves

In the year ended March 2003, the Company began applying ASBJ 1, “Financial Standards Relating to Treasury Stock and to the Reversal of Legal Reserves.” The impact of this change was insignificant.

Furthermore, the Company now prepares the stockholders’ equity section of its balance sheet in accordance with “Commercial Code Regulations (Ministerial Ordinance No. 22, Ministry of Justice, 2002).”

Additional Information

Change in rate of corporate enterprise tax

Pursuant to the Amendments to the Local Tax Laws of 2003, the capital-based enterprise tax on corporation will become effective from the fiscal year commencing on or after April 1, 2004, which will lower the statutory tax rate from 42.0% to 40.7% for the income-based enterprise tax on corporation. This change is expected to have no material effect on our financial statements.

Notes to Balance Sheet

(1) Monetary assets and liabilities in relation to subsidiaries

(Millions of yen)
Short-term assets	51,086
Short-term liabilities	11,560
Long-term assets	675
Long-term liabilities	108

(2) Accumulated depreciation of tangible fixed assets                     ¥7,143 million

(3) Major assets and liabilities in foreign currencies

	(Millions of yen)
Trade accounts receivable	12,945	(U.S.$ 70,374 thousand, Eur 33,022 thousand, etc.)
Investments in subsidiaries	6,748	(U.S.$ 42,000 thousand, A$ 27,200 thousand)
Trade accounts payable	2,311	(U.S.$ 15,287 thousand, Eur 3,630 thousand, etc.)
Other accounts payable	28	(U.S.$ 145 thousand, etc.)

(4) Major leased assets

In addition to tangible fixed assets shown on the balance sheet, computers used for research, development, and production and some office equipment are leased.

(5) Guarantees                                          ¥1,607 million

(6) Stock options issued on October 16, 2002

Number of options: 17,879 (each option corresponding to 100 shares)

Type and number of shares subject to options: Common stock; 1,787,900 shares

Value of options issued: Issued at no consideration

Notes to Statement of Income

(1) Transactions with subsidiaries

(Millions of yen)
Revenues	126,207
Purchases	33,135
Selling, general and administrative expenses	2,184
Non-operating transactions	39,129

(2) Net loss per share                                                                            ¥92.82

Proposed Appropriation Plan of Earned Surplus

(Year ended March 31, 2003)

(Yen)
Unappropriated earned surplus at year-end	¥10,200,183,363
Reversal of general reserve	20,000,000,000
Reversal of reserve for advanced depreciation	5,189,783

Total	9,805,006,420
To be appropriated as follows.
Cash dividends (¥35.0 per share)	4,216,953,125
Reserves for advanced depreciation	4,420,151
Unappropriated earned surplus carried forward	¥ 5,583,633,144

Notes:
1.	On November 29, 2002, interim cash dividends amounting to of ¥2,289,280,721 (¥19.0 per share) were paid.
2.	Cash dividends exclude dividends on 8,253,191 shares of treasury stock.
3.	Reversal of reserve for advanced depreciation was calculated with tax effect based on the Special Taxation Measures Law.
4.	Reserves for advanced depreciation was appropriated due to the amendments of local tax laws in Japan.

(Translation of the original auditors’ report issued in the Japanese language.)

Independent Auditors’ Report

May 16, 2003

The Board of Directors of KONAMI CORPORATION:

Asahi & Co

Hideki Amano Representative Partner and Engagement Partner Certified Public Accountant

Hidetoshi Fukuda Engagement Partner Certified Public Accountant

We have audited the balance sheet, the statement of profit and loss, the business report (limited to matters concerning accounting), the proposal for appropriation of earnings, and the related schedules (limited to matters concerning accounting) of KONAMI CORPORATION (“the Company”) for the 31st business year ended March 31, 2003 for the purpose of reporting under the provisions of Article 2 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha. With respect to the aforementioned business report and the schedules, our audit was limited to matters concerning accounting, which are based on the accounting records of the Company. The aforementioned business report and the schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit is conducted on a test basis and includes assessment of the accounting principles adopted, their application and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Our audit also included auditing procedures that we deemed necessary pertaining to subsidiaries. As we have been appointed as auditors for the Company since the 29th business year, the matters concerning accounting for prior to the 29th business years presented in the aforementioned business report were based on the financial statements which were audited by the predecessor auditors.

In our opinion,

(1)	the balance sheet and the statement of profit and loss present fairly the financial position and results of its operations of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company;

(2)	the business report, insofar as it relates to matters concerning accounting for each business years after 29th business year included therein, presents fairly the status of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company;

(3)	the proposal for appropriation of earnings has been prepared in conformity with laws, ordinances and the Articles of Incorporation of the Company; and

(4)	with respect to the schedules, insofar as they relate to matters concerning accounting included therein, there is no matter to be pointed out under the provision of the Commercial Code.

We have no financial or other interests in the Company required to be stated by the provisions of the Certified Public Accountant Law.

COPY OF THE BOARD OF STATUTORY CORPORATE AUDITORS’ REPORT

    We, the Board of Corporate Auditors, have received reports from each of the corporate auditors on the conduct of business activities by the directors of the Company during the 31st term, which extended from April 1, 2002 to March 31, 2003 and on the methods and results of the audit covering such term. After meeting and discussing these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

    Based on the policies established by the Board of Corporate Auditors and in accordance with the allocation of responsibilities among the corporate auditors, each of the auditors attended meetings of the Board of Directors and other important meetings, heard business reports from the directors, inspected other important and documents, including approval documents, carried out investigations of business operations and financial condition of the Company and its major offices, have requested business reports from subsidiaries and audited the operations and financial condition of major subsidiaries as necessary. We have also received reports and explanations from the independent auditors, and reviewed the financial statements and schedules.

    In addition to the above-mentioned auditing procedures, with respect to such matters as the engagement of a director in a competing business, the conduct of transactions causing a conflict of interest between a director and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions and disposal of own shares by the Company, we employed such methods as requiring reports from directors and others and made detailed inspections of such matters.

2. Conclusions of the Audit

(1)	We affirm that the methods and the conclusions of the audit by Asahi & Co., the independent auditors are proper.

(2)	We affirm that the business report fairly presents the situation of the Company in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation.

(3)	That the proposition relating to the appropriation of retained earnings has nothing to be pointed out considering the state of property of the Company and other circumstances;

(4)	That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5)	We affirm that there are no wrongful acts or grave facts of violations of laws, regulations or the Articles of Incorporation of the Company, with regard to the directors’ performance of their duties at the Company or its subsidiaries.

We also affirm that the directors have made no violations related to such matters as their engagement in a competing business, the conduct of transactions causing a conflict of interest with the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions or disposals of own shares by the Company.

May 21, 2003

Board of Corporate Auditors
KONAMI CORPORATION

Noboru Onuma	(Seal)
Standing Statutory Corporate Auditor

Tetsuro Yamamoto	(Seal)
Standing Statutory Corporate Auditor

Minoru Nagaoka	(Seal)
Statutory Corporate Auditor

Masataka Imaizumi	(Seal)
Statutory Corporate Auditor

Note: Statutory Corporate Auditors Messrs. Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are outside statutory corporate auditors as provided for in Article 18.1 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha (Law No.22 of 1974)” of Japan.

Reference Materials Concerning the Exercise of Voting Rights

1. Number of votes for all shareholders                1,204,307

2. Proposals and related items

Proposal	1: Acceptance of Proposed Appropriation Plan of Earned Surplus for the 31st fiscal year.

Details of this proposal appear on page 16 of the appended materials.

The Company believes that the maintenance of a high dividend and the enhancement of enterprise value are important means of providing value to shareholders.

Based on the policy concerning dividends described above, the dividend for the current term is proposed to be ¥35 per share.

When this dividend is added to the interim dividend (¥19 per share), the total dividend for the year is ¥54 per share.

Proposal	2: Regarding the Reduction of Additional Paid-in Capital and Earned Surplus Reserves

In accordance with the provisions of Article 289-2 of the Commercial Code, this proposal seeks to reserve financial sources for acquisition of treasury stock, payment of dividends and implementation of a more flexible capital policy. Toward this end, we propose to reduce the additional paid-in capital of ¥47,106,607,104 by ¥ 23,498,408,609 and the earned surplus reserves of ¥2,163,591,391 by ¥ the same amount.

Proposal	3: Amendments to the Articles of Incorporation

1. Reasons for amendments

(1)	Additions shall be made to the lines of business appearing in Article 2 of the Articles of Incorporation to allow for the Company’s future development

(2)	With the coming into force of the “Law Amending Parts of the Commercial Code” (Law No. 44, 2002), following changes to the Articles of Incorporation are required:

(a)	Changes have been necessitated by establishing a system for the invalidation of stock certificates.

(b)	New regulations have been necessitated by the introduction of a system enabling the sale of shares to form trading units.

(c)	The same amendment to the Commercial Code permits companies to relax their requirements for a quorum to a minimum of one-third of the voting rights of all shareholders when considering special resolutions at General Meetings of Shareholders. Accordingly, this proposal seeks to establish a new provision on quorums relating to such special resolutions.

(3)	This proposal makes all other changes required by the coming into force of the new law on April 1, 2003.

2. Specific changes

Tables comparing the current Articles of Incorporation with the proposed changes are shown on pages 21 to 23.

(Amendments are underlined)

Current Articles of Incorporation			Proposed changes
(Purpose) Article 2.		The purpose of the Company is to engage in the following business:	(Purpose) Article 2.		The purpose of the Company is to engage in the following business:

	1.to13.	<Text omitted>		1.to13.	<Text omitted>

		(Newly added)		14.	Job placement

	14.to18.	<Text omitted>		15.to19.	<Text unchanged>

		(Newly added)	(Requests for purchase of fractional unit shares)
			Article 7.

Shareholders (including,
hereinafter, beneficial
shareholders) who hold shares
numbering less than one unit shall
have the right to request
(hereinafter, “request for
additional shares”) that the
Company sell to them that
number of shares which will bring
their current holdings up to one
unit.

				2.	The periods for such requests of additional shares, the methods required to be used, etc., shall be governed by rules established by the Board of Directors.
(Transfer agent)			(Transfer agent)
Article 7.	1.	The Company shall have a transfer agent with respect to its shares and stock acquisition rights.	Article 8.	1.	The Company shall have a transfer agent with respect to its shares.

	2.	<Text omitted>		2.	<Text unchanged>

	3.	The shareholders’ register and the beneficial shareholders’ register of the Company (collectively, the “Shareholders’ registers”) and stock acquisition rights’ register shall be kept at the transfer agent’s handling office and the registration of transfer of shares and stock acquisition rights, registration of pledge, record of trust assets, delivery of share certificates, purchase of Shares Constituting Less than One Unit, acceptance of notifications and other matters relating to shares and stock acquisition rights shall be handled by the transfer agent and not by the Company.		3.

The shareholders’ register
(including beneficial
shareholders’ register, hereinafter,
the same) of the Company and its
lost stock certificates register
shall be kept at the transfer
agent’s handling office and the
registration of transfer of shares,
registration of pledge, record of
trust assets, delivery of share
certificates, the recording of lost
stock certificates, purchase and
sale of Shares Constituting Less
than One Unit, acceptance of
notifications and other matters
relating to shares shall be handled
by the transfer agent and not
by the Company.

(Share Handling Regulations)			(Share Handling Regulations)
Article 8.

The class of share certificates, the registration of transfer of shares, registration of pledge, record of trust assets, delivery of share certificates, purchase of Shares Constituting Less than One Unit and other matters relating to shares shall be subject to the provisions of the Share Handling Regulations determined by the Board of Directors as well as these Articles of Incorporation.

			Article 9.

The class of share certificates, the
registration of transfer of shares,
registration of pledge, record of
trust assets, delivery of share
certificates, the recording of lost
stock certificates, purchase and
sale of Shares Constituting Less
than One Unit and other matters
relating to shares shall be subject
to the provisions of the Share
Handling Regulations determined
by the Board of Directors as well
as these Articles of Incorporation.

(Record date)			(Record date)
Article 9.	1.

The Company shall deem that the shareholders (including the beneficial shareholders, hereinafter the same), who are listed or recorded on the Shareholders’ Registers as of March 31 of every year are entitled to exercise their voting rights at the ordinary general meeting of shareholders for the relevant fiscal year.

Article 10.

The Company shall deem that the shareholders, who are listed or recorded on the Shareholders’ Registers as of March 31 of every year are entitled to exercise their voting rights at the ordinary general meeting of shareholders for the relevant fiscal year.

	2.	<Text omitted>		2.	<Text unchanged>

Articles 10. and 11.		<Text omitted>	Articles 11. and 12.		<Text unchanged>
(Method of Resolution)			(Method of Resolution)
Article 12.		Unless otherwise provided for by laws, regulations or these Articles of Incorporation, any resolution at a general meeting of shareholders shall be approved by the majority of the voting rights of shareholders present. (Newly added)	Article 13.	2.

[Changes to this provision related to wording in the Japanese Language and have been omitted because they do not affect the English text.]

Extraordinary resolutions, subject to Article 343 of the Commercial Code, can be made by a two-thirds vote of the shareholders present, who possess one-third or more of the total voting rights.

Articles 13. to 28.		<Text omitted>	Articles 14. to 29.		<Text unchanged>

Article 29.		(Dividend and Interim Dividend)	Article 30.		(Dividend and Interim Dividend)
		Dividends shall be paid to the shareholders or the registered pledgees who are listed or recorded on the Shareholders’ registers as of the account settlement date.			[Changes to this provision related to wording in the Japanese Language and have been omitted because they do not affect the English text.]

2.

The Company may, by a resolution of the Board of Directors, distribute interim dividends to the shareholders or the registered pledgees who are listed or recorded on the Shareholders’ registers as of September 30 every year.

Article 30.		<Text omitted>	Article 31.		<Text unchanged>

Proposal	4: Election of 8 members to the Board of Directors

Because the terms of office for all directors expire as of the end of this General Meeting of Shareholders, this proposal requests the election of 8 directors.

Candidates for the new board are as follows:

Mr.Tomokazu Godai, Satoshi Akagi, Hiroyuki Mizuno and Tsutomu Takeda are nominees for external director, as provided under Article 188.2.7.2 of the Commercial Code.

	Name (Date of Birth)	Resume & representation of other companies			Shares of the Company’s stock owned
1	Kagemasa Kozuki (Nov. 12, 1940)	Mar.	1969	Founded Konami Industries (private enterprise)
		Mar.	1973	Established Konami Industries Co., Ltd. (now Konami Corporation.) with the paid-in capital of ¥1 million	81,922
		Mar.	1974	Assumed the office of Representative Director and President
		Jun.	1987	Representative Director and Chairman of the Board
		Jun.	1994	Representative Director and Chairman of the Board and CEO (to present)

2	Kagehiko Kozuki (Mar. 7, 1944)	Dec.	1983	Joined the Company as Manager of Production Division
		May	1984	Director	26,915
		Aug.	1990	Managing Director
		May	1991	Senior Managing Director
		Jun.	1997	Director and Vice Chairman
		Mar.	1998	Representative Director and Vice Chairman (to present)

Representation of other companies

• Representative Director and Chairman of the Board, Konami Marketing Japan, Inc.

• Representative Director and President, Konami Corporation of Europe B.V.

• Representative Director and President, Konami Asia (Singapore) Pte. Ltd.

3	Noriaki Yamaguchi (Jan. 26, 1944)	Jun.	1994	Joined the Company as Advisor
		Jun.	1994	Managing Director in charge of International Business Division	10,609
		Jul.	1995	Managing Director in charge of Administration Division
		Feb.	1996	Managing Director in charge of Finance and Accounting Division
		Jun.	2000	Director and Executive Corporate Officer Finance and Accounting Division
		Jun.	2001	Representative Director and Executive Corporate Officer, Finance and Accounting Division
		Jan.	2003	Representative Director and Executive Corporate Officer, Vice President and CFO (to present)

	Name (Date of Birth)	Resume & representation of other companies			Shares of the Company’s stock owned
4	Toshiro Tateno (Aug. 12, 1957)	Apr.	1994	Joined the Company	8,084
		Jun.	1996	Director in charge of Planning Division
		Mar.	1998	Managing Director in charge of Planning Division
		Nov.	1999	Managing Director in charge of Corporate Planning
		Jun.	2000	Director and Executive Corporate Officer, Corporate Planning Division (to present)

5	External Director Tomokazu Godai (Oct. 6, 1939)	May	1992	Director (to present)	6,410
		Representation of other companies • Representative Director and President, Maya Tec Co., Ltd. • Representative Director and President, Santetsu Engineering Inc.

6	External Director Satoshi Akagi (Jan. 1, 1928)	Apr.	1983	Assistant Division Chief, Hyogo Prefectural Board of Education	523
		Mar.	2000	Director, KOZUKI FOUNDATION FOR ADVANCED INFORMATION TECHNOLOGY
		Jun.	2000	Director (to present)
7	External Director Hiroyuki Mizuno(Apr. 20, 1929)	Jun.	1990	Vice President, Matsushita Electric Industrial Co., Ltd.	2,774
		Aug.	1994	Adjunct Professor, Stanford University
		Apr.	2001	Vice President, Kochi University of Technology
		Jun.	2001	Director (to present)
*	External Director	Mar.	1996	Representative Director and President, Asatsu Inc. (the present-day Asatsu-DK Inc.)	0
8	Tsutomu Takeda	Sep.	2001	Director and Senior Corporate Adviser
	(May 13,1937)	Apr.	2002	Senior Corporate Adviser
		Mar.	2003	Retired from the Company (to present)

Notes

1. There are no special conflicts of interest between any of the candidates and the Company.

2. The asterisk indicates a first-time candidate.

Proposal 5: Election of 3 Corporate Auditors

The term of office of Mr. Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi expire at the end of this General Meeting. Accordingly, this proposal requests the election of 3 statutory corporate auditors.

Candidates for the new corporate auditors are as follows:

The Company has received approval from the Board of Corporate Auditors for this proposal.

Mr. Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are nominees for external statutory corporate auditors, as provided under Article 18.1 of the Law Concerning Special Measures under the Commercial Code with respect to Audits, etc. of Corporations (Kabushiki Kaisha).

Name (Date of Birth)	Resume & representation of other companies			Shares of the Company’s stock owned
Tetsuro Yamamoto (Dec. 23, 1948)	May	1997	Appointed Branch Manager, Bank of Tokyo-Mitsubishi, Shimbashi Eki-mae Branch
	Apr.	1999	Appointed Director, Bank of Tokyo-Mitsubishi	313
	Jul.	1999	Appointed Director (member of the Board of Directors), Tokyo-Mitsubishi Securities Co., Ltd.
	Jun.	2000	Appointed Standing Corporate Auditor of the Company (to present)

Minoru Nagaoka	Jul.	1979	Appointed Administrative Vice Minister for Finance, Ministry of Finance
(May 16, 1924)	Nov.	1988	Appointed Chairman, Tokyo Stock Exchange	926
	Oct.	1994	Appointed Commissioner, National Public Safety Commission
	Jul.	1999	Appointed President, Capital Markets Research Institute
	Jun.	2000	Appointed Standing Corporate Auditor of the Company (to present)

Masataka Imaizumi	May	1965	Appointed Division Chief, Kochi Prefectural Police Department
(Mar. 3, 1926)	Feb.	1980	Appointed Superintendent-General of the Metropolitan Police Department	926
	Jun.	1995	Appointed Chairman, Japan Traffic Safety Association
	Jun.	2000	Chairman, Zenkoku Keiyukai Rengokai
	Jun.	2000	Appointed Standing Corporate Auditor of the Company (to present)
Note
There	are no special conflicts of interest between any of the candidates and the Company.

For reference

Consolidated Balance Sheets (Unaudited)

(under U.S. GAAP)

	Millions of Yen				Thousands of U.S. Dollars
	March 31,				March 31,
	2002		2003		2003
		%		%
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	¥75,188		¥74,680		$621,298
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥636 million and ¥976 million ($8,120 thousand) at March 31, 2002 and 2003, respectively	34,275		29,107		242,155
Inventories	15,990		13,359		111,140
Deferred income taxes, net	9,143		12,820		106,656
Prepaid expenses and other current assets	7,459		6,739		56,064

Total current assets	142,055	43.3	136,705	49.1	1,137,313

PROPERTY AND EQUIPMENT, net	43,562	13.3	46,284	16.6	385,058

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	204		189		1,572
Investments in affiliates	13,459		12,422		103,345
Identifiable intangible assets	60,169		46,503		386,880
Goodwill	36,825		125		1,040
Lease deposits	24,654		24,489		203,736
Other assets	7,163		11,533		95,948

Total investments and other assets	142,474	43.4	95,261	34.3	792,521

TOTAL ASSETS	¥328,091	100.0	¥278,250	100.0	$2,314,892

(Continued on following page.)

	Millions of Yen				Thousands of U.S. Dollars
	March 31,				March 31,
	2002		2003		2003
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥10,948		¥8,308		$69,118
Current portion of long-term debt and capital lease obligations	4,751		1,815		15,100
Trade notes and accounts payable	20,292		18,684		155,441
Accrued income taxes	13,224		13,788		114,709
Accrued expenses	21,120		18,968		157,804
Deferred revenue	3,866		5,535		46,048
Other current liabilities	5,347		4,676		38,902

Total current liabilities	79,548	24.2	71,774	25.8	597,122
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	48,031		63,514		528,403
Accrued pension and severance costs	2,607		2,345		19,509
Deferred income taxes, net	24,169		18,854		156,855
Other long-term liabilities	2,830		2,502		20,815

Total long-term liabilities	77,637	23.7	87,215	31.3	725,582

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	35,916	11.0	28,855	10.4	240,058

COMMITMENTS AND CONTINGENCIES	—		—		—

SHAREHOLDERS’ EQUITY:
Common stock, no par value—
Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2002 and 2003	47,399	14.4	47,399	17.0	394,334
Additional paid-in capital	46,736	14.2	46,736	16.8	388,819
Legal reserve	2,163	0.7	2,163	0.8	17,995
Retained earnings	53,149	16.2	18,981	6.8	157,912
Accumulated other comprehensive income	546	0.2	790	0.3	6,572

Total	149,993	45.7	116,069	41.7	965,632
Treasury stock, at cost—
4,257,751 shares and 8,253,191 shares at March 31, 2002 and 2003, respectively	(15,003)	(4.6)	(25,663)	(9.2)	(213,502)

Total shareholders’ equity	134,990	41.1	90,406	32.5	752,130

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥328,091	100.0	¥278,250	100.0	$2,314,892

For reference

Consolidated Statements of Income (Unaudited)

(under U.S. GAAP)

	Millions of Yen				Thousands of U.S. Dollars

	Year ended March 31,				Year ended March 31,
	2002		2003		2003
		%		%
NET REVENUES:
Product sales revenue	¥165,154		¥178,766		$1,487,238
Service revenue	60,426		74,891		623,053

Total net revenues	225,580	100.0	253,657	100.0	2,110,291

COSTS AND EXPENSES:
Costs of products sold	104,192		112,364		934,809
Costs of services rendered	50,459		62,515		520,091
Impairment charge for goodwill and other intangible assets	—		47,599		395,998
Selling, general and administrative	52,842		53,049		441,340

Total costs and expenses	207,493	92.0	275,527	108.6	2,292,238

Operating income (loss)	18,087	8.0	(21,870)	(8.6)	(181,947)

OTHER INCOME (EXPENSES):
Interest income	244		373		3,103
Interest expense	(767)		(938)		(7,804)
Gain on sale of subsidiary shares	4,655		904		7,521
Other, net	459		(565)		(4,700)

Other income (expenses), net	4,591	2.1	(226)	(0.1)	(1,880)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	22,678	10.1	(22,096)	(8.7)	(183,827)
INCOME TAXES:
Current	17,276		14,912		166,023
Deferred	(5,609)		(8,726)		(114,559)

Total	11,667	5.2	6,186	2.4	51,464
INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	11,011	4.9	(28,282)	(11.1)	(235,291)
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	364	0.1	(1,051)	(0.4)	(8,744)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	755	0.3	(1,288)	(0.5)	(10,716)

NET INCOME (LOSS)	¥11,402	5.1	¥(28,519)	(11.2)	$(237,263)

PER SHARE DATA:
	Year ended March 31,				Year ended March 31,
	2002		2003		2003
	Yen				U.S. Dollars
Basic and diluted net income (loss) per share	¥89.32		¥(234.58)		$(1.95)

Weighted-average common shares outstanding	127,647,120		121,572,154

Note:	Net income (loss) per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”. Konami had no dilutive securities outstanding at March 31, 2002 and 2003, and therefore there is no difference between basic and diluted EPS.

For reference

Consolidated Statements of Cash Flows (Unaudited)

(under U.S. GAAP)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31,		Year ended March 31,
	2002	2003	2003
Cash flows from operating activities:
Net income (loss)	¥11,402	¥(28,519)	$(237,263)
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	15,460	11,979	99,659
Impairment charge for goodwill and other intangible assets	—	47,599	395,998
Provision for doubtful receivables	4,189	429	3,569
Loss on sale or disposal of property and equipment, net	924	2,344	19,501
Gain on sale of subsidiary shares	(4,655)	(904)	(7,521)
Equity in net (income) loss of affiliated companies	(755)	1,288	10,716
Minority interest	364	(1,051)	(8,744)
Deferred income taxes	(5,609)	(11,326)	(94,226)
Change in assets and liabilities:
Decrease (increase) in trade notes and accounts receivable	(3,930)	4,580	38,103
Decrease (increase) in inventories	(1,594)	2,556	21,264
Decrease in trade notes and accounts payable	(5,934)	(1,521)	(12,654)
Increase (decrease) in accrued income taxes	(1,722)	394	3,278
Increase (decrease) in accrued expenses	2,305	(2,271)	(18,893)
Increase in deferred revenue	805	1,669	13,885
Other, net	(131)	465	3,869

Net cash provided by operating activities	11,119	27,711	230,541
Cash flows from investing activities:
Purchases of investments in affiliates	(8,115)	—	—
Purchases of investments in subsidiaries	—	(315)	(2,621)
Proceeds from sales of investments in subsidiaries	1,797	2,081	17,313
Capital expenditures	(8,095)	(15,357)	(127,762)
Proceeds from sales of property and equipment	444	2,234	18,586
Acquisition of new subsidiaries, net of cash acquired	692	(449)	(3,735)
Decrease in time deposits, net	90	516	4,293
Increase in lease deposits, net	(1,877)	(306)	(2,546)
Other, net	(960)	(646)	(5,375)

Net cash used in investing activities	(16,024)	(12,242)	(101,847)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,108)	(2,448)	(20,366)
Proceeds from long-term debt	45,230	15,402	128.137
Repayments of long-term debt	(13,172)	(2,765)	(23,004)
Principal payments under capital lease obligations	(2,407)	(3,439)	(28,611)
Net proceeds from issuance of common stock by a subsidiary	7,035	—	—
Dividends paid	(7,652)	(6,324)	(52,612)
Purchases of treasury stock by parent company	(15,006)	(10,660)	(88,685)
Purchases of treasury stock by subsidiaries	(194)	(4,516)	(37,571)
Other, net	(113)	(1,693)	(14,085)

Net cash provided by (used in) financing activities	12,613	(16,443)	(136,797)
Effect of exchange rate changes on cash and cash equivalents	667	466	3,877
Net increase (decrease) in cash and cash equivalents	8,375	(508)	(4,226)
Cash and cash equivalents, beginning of year	66,813	75,188	625,524

Cash and cash equivalents, end of year	¥75,188	¥74,680	$621,298